Exhibit 4.2.1

SECOND SUPPLEMENTAL INDENTURE

This Second Supplemental Indenture, dated as of October 16, 2008 (this “Second Supplemental Indenture”), is entered into among, Venoco, Inc. (together with its successors and assigns, the “Company”), the Guarantors (as defined in the Indenture) and U.S. Bank National Association, as trustee (the “Trustee”) under the Indenture, dated as of December 20, 2004, by and among the Company, the Guarantors party thereto and the Trustee (as supplemented, amended or otherwise modified, the “Indenture”), relating to the Company’s 8.75% Senior Notes due 2011 (the “Notes”).

W I T N E S S E T H:

WHEREAS, the Indenture was supplemented and amended by a Supplemental Indenture, dated as of December 14, 2007, by and among the Company, the Guarantors party thereto and the Trustee, to cure an ambiguity in the definition of “Permitted Investment” (set forth in Section 1.1 of the Indenture); and

WHEREAS, the Company desires to conform the language of the Indenture to that contained in the Offering Memorandum to clarify that the Company may issue preferred stock; and

WHEREAS, Section 3.3(a) of the Indenture provides that “[t]he Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, Guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, ‘incur’) any Indebtedness (including Acquired Debt), neither the Company nor any Restricted Subsidiary will issue any Disqualified Stock, and neither the Company nor any Guarantor shall issue any shares of Preferred Stock; provided, however, that the Company and any Guarantor may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness or such Disqualified Stock is issued would have been at least 2.5 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.” (emphasis added); and

WHEREAS, the offering memorandum dated December 15, 2004 (the “Offering Memorandum”), relating to the Registered Exchange Offer of the Notes, provides that “[t]he Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, ‘incur’) any Indebtedness (including Acquired Debt), neither the Company nor any Guarantor will issue any Disqualified Stock, and the Company will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock, provided, however, that the Company and any Guarantor may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, if the Fixed Charge Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.5 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.”  (emphasis added); and

WHEREAS, pursuant to Section 9.1(4) of the Indenture, the Trustee, the Guarantors and the Company are authorized to execute and deliver this Second Supplemental Indenture to amend the Indenture, without the consent of any Holder, to conform the Indenture to the Offering Memorandum;

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company, the Guarantors and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

ARTICLE I

Definitions

SECTION 1.1         Defined Terms.  As used in this Second Supplemental Indenture, terms defined in the Indenture or in the preamble or recital hereto are used herein as therein defined.  The words “herein,” “hereof” and “hereby” and other words of similar import used in this Second Supplemental Indenture refer to this Second Supplemental Indenture as a whole and not to any particular section hereof.

ARTICLE II

Amendment

SECTION 2.1         Amendment.  Section 3.3 of the Indenture is hereby amended by replacing the phrase “and neither the Company nor any Guarantor shall issue any shares of Preferred Stock” in subsection (a) with the phrase “and the Company will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock”.

ARTICLE III

Miscellaneous

SECTION 3.1         Notices.  All notices and other communications to the Company, Trustee or any Holder shall be given as provided in the Indenture.  The Company will mail to the Holders the Notice required in Section 9.1 of the Indenture.

SECTION 3.2         Parties.  Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or with respect to this Second Supplemental Indenture or the Indenture or any provision herein or therein contained.

SECTION 3.3         Governing Law.  This Second Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

SECTION 3.4         Severability Clause.  In case any provision in this Second Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and such provision shall be ineffective only to the extent of such invalidity, illegality or unenforceability.

SECTION 3.5         Ratification of Indenture; Second Supplemental Indenture Part of Indenture.  Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect.  This Second Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound by this Second Supplemental Indenture.  The Trustee makes no representation or warranty as to the validity or sufficiency of this Second Supplemental Indenture.

SECTION 3.6         Counterparts.  The parties hereto may sign one or more copies of this Second Supplemental Indenture in counterparts, all of which together shall constitute one and the same agreement.

SECTION 3.7         Headings.  The headings of the Articles and the sections in this Second Supplemental Indenture are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the date first above written.

VENOCO, INC.		U.S. BANK NATIONAL ASSOCIATION,
as Trustee

By:	/s/ Timothy M. Marquez	By:	/s/ Seth Dodson
	Name: Timothy M. Marquez	Name: Seth Dodson
	Title: Chief Executive Officer	Title: Vice President

GUARANTORS

WHITTIER PIPELINE CORPORATION

By:	/s/ Timothy M. Marquez
Name: Timothy M. Marquez
Title: President

TEXCAL ENERGY (LP) LLC
By:	/s/ Timothy M. Marquez
Name: Timothy M. Marquez
Title: Chief Executive Officer

TEXCAL ENERGY (GP) LLC

By:	/s/ Timothy M. Marquez
Name: Timothy M. Marquez
Title: Chief Executive Officer

TEXCAL ENERGY SOUTH TEXAS L.P.

By:	TEXCAL ENERGY (GP) LLC,
as general partner

By:	/s/ Timothy M. Marquez
Name: Timothy M. Marquez
Title: Chief Executive Officer